==============================================================================


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of November 1998


                               MFC BANCORP LTD.
            (Exact Name of Registrant as specified in its charter)

                6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                               (41 22) 818 2999
        (Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                 [ X ]  Form 20-F          [   ]  Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                          Yes               No     X
                              ---------        ---------


(If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-               ).
                                      ---------------


==============================================================================

                               MFC BANCORP LTD.


                          1998 THIRD QUARTER REPORT
                               TO SHAREHOLDERS


                              SEPTEMBER 30, 1998




                          FORWARD-LOOKING STATEMENTS


Statements in this report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of MFC Bancorp Ltd., and its directors and officers, primarily with respect to the future market size and future operating performance of MFC Bancorp Ltd. and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

                               MFC BANCORP LTD.

                          1998 THIRD QUARTER REPORT

President's Letter to Shareholders:

We are pleased to enclose the Company's third quarter results for 1998. Revenues and earnings remained strong in the third quarter of 1998. The following table is a summary of selected financial information concerning the Company for the periods indicated:

                                 Nine Months Ended        Nine Months Ended
                              ----------------------   ----------------------
                                   September 30,            September 30,
                              ----------------------   ----------------------
                                 1998        1997         1998        1997
                              ----------  ----------   ----------  ----------
                                 (U.S. Dollars in       (Canadian Dollars in
                               thousands except per     thousands except per
                                  share amounts)           share amounts)
                                 Information Only

Revenue                       $   54,733  $   44,100   $   80,125  $   60,704
Net income                        12,880       9,658       18,858      13,295
Net income per share:
  Basic                             1.05        0.80         1.54        1.10
  Fully diluted                     0.95        0.74         1.39        1.02

                              September 30, December 31,  September 30, December 31,
                                  1998         1997            1998         1997
                              ------------- ------------  ------------- ------------
                                 (U.S. Dollars in        (Canadian Dollars in
                               thousands except per      thousands except per
                                  share amounts)            share amounts)
                                 Information Only

Cash and cash equivalents     $   42,514     $   29,544      $   64,872   $   42,222
Securities                        48,162         52,863          73,491       75,546
Total assets                     174,703        158,765         266,580      226,890
Accrued losses, claims
  and settlement expenses          2,991          5,874           4,564        8,395
Debt                              26,372         29,110          40,241       41,602
Shareholders' equity              92,952         84,078         141,837      120,156
Net book value per share            7.71           6.82           11.77         9.75
---------------
Notes:

A key strategic proprietary investment is the Company's royalty interest, consisting of an indirect interest in an iron ore mine located in Newfoundland, Canada. The Company's mineral royalty interest is stated on the Company's balance sheet at its historical cost of $1.7 million. The value of the interest was appraised by an independent valuator in October 1998 at an average of $30.0 million on a pre-tax basis using an 11% rate of return and a market comparison model. The difference between the historical cost and the appraisal value of the royalty interest is equal to approximately $2.35 per share.

The Company is in the financial services business specializing in private and investment banking internationally. The Company's banking business is conducted by its wholly-owned subsidiary, MFC Merchant Bank S.A. (the "Bank"), a licensed full-service Swiss bank acquired in early February 1997. In the third quarter of 1997, the Company acquired Bank Rinderknecht AG

("BRA"), which was active in private banking and securities trading for Swiss and foreign customers since 1870. Following the acquisition, the Company merged BRA with the Bank.

Private banking focuses on asset management and servicing the Bank's worldwide base of clients, including corporations, small to mid-sized institutions and high net-worth individuals. Investment banking services include providing finance and advisory services to clients with respect to corporate finance transactions and underwriting issuances of securities. The Company's personalized approach to client development for both its private and investment banking activities has continued to increase its client base. The Company will continue to focus on providing its clients with creative solutions through both its existing operations and strategic acquisitions and alliances.

The Bank requires substantially less regulatory capital than traditional North American banks as the majority of its customer deposits are placed in the European fiduciary market. Such placements are off-balance sheet items which allow the Bank to generate fee income without tying up significant amounts of its capital. On the other hand, the traditional method of placing deposits, whereby income is generated on the spread between deposits and return on investments, requires significant amounts of capital, which will hinder growth. The Bank does not engage in commercial or real estate lending.

The Company also conducts proprietary investing/merchant banking activities, which consist of the Company using its own resources and expertise to invest for its own account. These activities concentrate on the identification and acquisition of control of undervalued assets and the development and realization of the full potential thereof. The Company invests globally with the objective of maximizing total return measured through both long-term appreciation and recognized gains.

The Company has established a solid foundation for its financial services business and looks forward to continued growth in the last quarter of 1998.


                                                Respectfully submitted,

                                                M.J. Smith
November 1998                                   President

                               MFC BANCORP LTD.



                      CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (Unaudited)

                               MFC BANCORP LTD.

                         CONSOLIDATED BALANCE SHEETS
                      As at September 30, 1998 and 1997
                                 (Unaudited)
                            (dollars in thousands)

                                         1998          1998          1997
                                   ---------------- ----------    ----------
                                    (U.S. Dollars)     (Canadian Dollars)
                                   Information Only
ASSETS
Cash and cash equivalents             $   42,514    $   64,872    $   94,700
Securities                                48,162        73,491        86,706
Loans                                     24,793        37,832        25,483
Receivables                               33,063        50,451        26,462
Property held for sale                     4,097         6,251         8,097
Notes receivable                           4,744         7,239         8,621
Excess cost of net assets acquired        12,281        18,740        18,136
Premises and equipment                     1,918         2,926         3,641
Prepaid and other                          3,131         4,778         3,639
                                      ----------    ----------    ----------
                                      $  174,703    $  266,580    $  275,485
                                      ==========    ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                              $   18,478    $   28,196    $   79,869
Accounts payable and accrued expenses     32,287        49,265        32,917
Debt                                      26,372        40,241        44,832
Accrued losses, claims and
  settlement expenses                      2,991         4,564         7,473
                                      ----------    ----------    ----------
                                          80,128       122,266       165,091

Minority interest                          1,623         2,477         2,465

Shareholders' equity
  Common shares                           43,034        65,666        70,265
  Cumulative translation adjustment        6,114         9,331          (365)
  Retained earnings                       43,804        66,840        38,029
                                      ----------    ----------    ----------
                                          92,952       141,837       107,929
                                      ----------    ----------    ----------
                                      $  174,703    $  266,580    $  275,485
                                      ==========    ==========    ==========


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
            For the Nine Months Ended September 30, 1998 and 1997
                                 (Unaudited)
               (dollars in thousands except per share amounts)

                                         1998          1998          1997
                                   ---------------- ----------    ----------
                                    (U.S. Dollars)     (Canadian Dollars)
                                   Information Only
Revenues
  Banking and financial services      $   24,131    $   35,326    $   18,534
  Investments                             29,585        43,310        40,802
  Other                                    1,017         1,489         1,368
                                      ----------    ----------    ----------
                                          54,733        80,125        60,704

Expenses
  Investments                             28,032        41,036        31,650
  General and administrative              11,432        16,735        12,252
  Interest                                 2,427         3,553         3,593
                                      ----------    ----------    ----------
                                          41,891        61,324        47,495
                                      ----------    ----------    ----------

Income before income taxes                12,842        18,801        13,209
Provision for income taxes                  (176)         (257)         (170)
                                      ----------    ----------    ----------
                                          12,666        18,544        13,039

Minority interest                            214           314           256
                                      ----------    ----------    ----------
Net income                            $   12,880    $   18,858    $   13,295
                                      ==========    ==========    ==========
Earnings per share:
  Basic                               $     1.05    $     1.54    $     1.10
                                      ==========    ==========    ==========
  Fully diluted                       $     0.95    $     1.39    $     1.02
                                      ==========    ==========    ==========

Weighted average number of shares
  outstanding (in thousands)              14,835        14,835        13,600
                                      ==========    ==========    ==========

Dividends paid on:
  Common shares                       $      257    $      369    $      104
                                      ==========    ==========    ==========
  Preferred shares                    $        -    $        -    $      396
                                      ==========    ==========    ==========


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            For the Three Months Ended September 30, 1998 and 1997
                                 (Unaudited)
               (dollars in thousands except per share amounts)

                                         1998          1998          1997
                                   ---------------- ----------    ----------
                                    (U.S. Dollars)     (Canadian Dollars)
                                   Information Only
Revenues
  Banking and financial services      $    4,711    $    7,391    $   10,301
  Investments                             12,408        18,602        15,670
  Other                                      146           237           284
                                      ----------    ----------    ----------
                                          17,265        26,230        26,255

Expenses
  Investments                              9,963        15,044        13,353
  General and administrative               3,216         4,916         4,480
  Interest expense                           846         1,279         1,418
                                      ----------    ----------    ----------
                                          14,025        21,239        19,251
                                      ----------    ----------    ----------
Income before income taxes                 3,240         4,991         7,004
Provision for income taxes                    (8)          (15)         (161)
                                      ----------    ----------    ----------
                                           3,232         4,976         6,843

Minority interest                             44            70           166
                                      ----------    ----------    ----------
Net income                            $    3,276    $    5,046    $    7,009
                                      ==========    ==========    ==========

Earnings per share:
  Basic                               $     0.28    $     0.42    $     0.57
                                      ==========    ==========    ==========
  Fully diluted                       $     0.26    $     0.39    $     0.52
                                      ==========    ==========    ==========

Weighted average number of shares
  outstanding (in thousands)              14,617        14,617        13,938
                                      ==========    ==========    ==========


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
            For the Nine Months Ended September 30, 1998 and 1997
                                 (Unaudited)
                            (dollars in thousands)

                                                       Canadian Dollars
                                                 ----------------------------
                                                     1998            1997
                                                 ------------    ------------
Inflow (outflow) of cash and cash equivalents
  related to the following activities:
Operating
  Net income                                     $     18,858    $     13,295
  Adjustments to reconcile net income to
    net cash provided by (used in) operating
    activities:
      Items not affecting cash
        Depreciation and amortization                   1,397           1,184
        Gain on investments                              (847)         (1,878)
        Gain on debt securities                        (7,660)         (2,715)
        Minority interest                                (314)           (256)
        Other                                            (836)         (3,951)
                                                 ------------    ------------
                                                       10,598           5,679
  Changes in current assets
    and liabilities
   Investments                                          6,208           6,531
   Receivables                                        (27,789)         (3,976)
   Properties held for sale                               507             165
   Accounts payable and accrued expenses               23,782          (1,641)
   Accrued losses, claims and settlement
     expenses                                          (1,925)         (3,711)
   Other                                                1,179          (1,231)
                                                 ------------    ------------
                                                       12,560           1,816
Financing
  Net (decrease) increase in deposits                  (6,539)         18,621
  Loan repayments                                      (3,719)        (10,132)
  Borrowings                                           15,515          14,017
  Issuance of shares, net of repurchase                (4,703)          3,982
  Dividends paid                                         (369)           (500)
  Other                                                   (40)              -
                                                 ------------    ------------
                                                          145          25,988
Investing
  Net decrease in loans                                 5,585           7,696
  Purchases of subsidiaries, net of
    cash acquired                                        (760)         41,802
  Other                                                  (224)           (165)
                                                 ------------    ------------
                                                        4,601          49,333

Exchange rate effect on cash and
  cash equivalents                                      5,344               -
                                                 ------------    ------------
Increase in cash and cash equivalents                  22,650          77,137
Cash and cash equivalents:
  Beginning of period                                  42,222          17,563
                                                 ------------    ------------
  End of period                                  $     64,872    $     94,700
                                                 ============    ============


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998
                                 (Unaudited)

NOTE 1.  Basis of Presentation
         ---------------------

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform with the current period presentation.

NOTE 2.  Nature of Business
         ------------------

The Company is in the financial services business and its principal activities focus on private and investment banking.

NOTE 3.  Earnings Per Share
         ------------------

Basic earnings per share are computed on the weighted average number of shares outstanding during the period. For the calculation of fully diluted earnings per share, under Canadian generally accepted accounting principles, options are deemed to be exercised at the date of grant and convertible securities are deemed to be converted at the date of issuance.

Under U.S. generally accepted accounting principles, options affect diluted earnings per share when "in-the-money".

NOTE 4.  Reporting Currency
         ------------------

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.5259 for period end purposes and U.S.$1.00 = Canadian $1.4639 for the nine months ended September 30, 1998.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and the financial condition of the Company for the three and nine months ended September 30, 1998, respectively, should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. In this document, unless the context otherwise requires, the "Company" refers to MFC Bancorp Ltd. and its subsidiaries and all references to monetary amounts are in Canadian dollars unless otherwise indicated. Selected financial information has also been provided in U.S. dollars for information purposes.

RESULTS OF OPERATIONS - Nine Months Ended September 30, 1998
                        ------------------------------------

The Company operates in the financial services business, specializing in private and investment banking internationally. It also engages in proprietary investing/merchant banking activities for its own account. The Company conducts its banking activities through its wholly-owned subsidiary, MFC Merchant Bank S.A. (the "Bank"), which was acquired in February 1997. The Company further expanded its operations by acquiring the MFC Securities group of companies ("MFC Securities") and Bank Rinderknecht AG ("BRA") in the second and third quarters of 1997, respectively.

Revenues in the nine months ended September 30, 1998 increased by approximately 32.0% to $80.1 million from $60.7 million in the comparative period of 1997. The increase is primarily attributable to an increase in revenues from banking and financial services to $35.3 million in the current period from $18.5 million in the comparative period of 1997. In the first nine months of 1998, revenues from sales of investment securities increased to $43.3 million from $40.8 million in the same period of 1997.

Costs and expenses increased to $61.3 million in the nine months ended September 30, 1998 from $47.5 million in the comparative period of 1997, primarily as a result of an increase in costs and expenses from sales of investment securities. General and administrative expenses increased to $16.7 million in the nine months ended September 30, 1998 from $12.3 million in the same period of 1997, primarily due to the acquisition of the Bank, MFC Securities and BRA. Interest expense was $3.6 million during the first nine months of 1998 and 1997, respectively.

Net income in the nine months ended September 30, 1998 was $18.9 million or $1.54 per share on a basic basis ($1.39 per share on a fully diluted basis), compared to $13.3 million or $1.10 per share on a basic basis ($1.02 per share on a fully diluted basis) in the same period of 1997. Increased revenues from banking and financial services contributed to improved earnings in the nine months ended September 30, 1998, which were partially offset by increased costs and expenses related to investment securities and higher general and administrative expenses.

RESULTS OF OPERATIONS - Three Months Ended September 30, 1998
                        -------------------------------------

Revenues in the third quarter of 1998 were $26.2 million, compared to $26.3 million in the comparative quarter of 1997. In the three months ended September 30, 1998, revenues from banking and financial services decreased to $7.4 million from $10.3 million in the comparative period of 1997, primarily as a result of weaker capital markets. In the current quarter of 1998, revenues from sales of investment securities increased to $18.6 million from $15.7 million in the comparative period of 1997.

Costs and expenses increased to $21.2 million in the three months ended September 30, 1998 from $19.3 million in the three months ended September 30, 1997, primarily as a result of an increase in costs and expenses from sales of investment securities. During the current period, costs and expenses related to sales of investment securities increased to $15.0 million from $13.4 million in the comparative period of 1997. General and administrative expenses increased to $4.9 million in the current period of 1998 from $4.5 million in the same period of 1997, primarily due to an expansion of activities at the Bank. Interest expense was $1.3 million during the three months ended September 30, 1998, compared to $1.4 million in the three months ended September 30, 1997.

Net income in the quarter ended September 30, 1998 was $5.0 million or $0.42 per share on a basic basis ($0.39 per share on a fully diluted basis), compared to $7.0 million or $0.57 per share on a basic basis ($0.52 per share on a fully diluted basis) in the same period of 1997.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 1998, the Company's cash and cash equivalents were $64.9 million, compared to $94.7 million at September 30, 1997. At September 30, 1998, the Company had securities of $73.5 million, compared to $86.7 million at September 30, 1997.

Operating Activities
--------------------

Operating activities provided cash of $12.6 million in the nine months ended September 30, 1998, compared to $1.8 million for the same period in 1997. The Company's purchase of debt securities resulted in a gain of $7.7 million in the nine months ended September 30, 1998. A decrease in investments provided cash of $6.2 million in the nine months ended September 30, 1998, compared to $6.5 million in the nine months ended September 30, 1997. An increase in receivables related to trading activities used cash of $27.8 million in the current period of 1998, compared to $4.0 million in the same period of 1997. An increase in accounts payable and accrued expenses primarily related to trading activities provided cash of $23.8 million in the current period of 1998, compared to a decrease in same using cash of $1.6 million in the same period of 1997. The Company expects to generate sufficient cash flow from operations to meet its working capital requirements.

Financing Activities
--------------------

Financing activities provided cash of $0.1 million in the nine months ended September 30, 1998, compared to $26.0 million in the same period in 1997. A net decrease in deposits used cash of $6.5 million during the current period of 1998, compared to an increase in deposits providing cash of $18.6 million in the comparative period of 1997. A net increase in borrowings provided cash of $11.8 million in the nine months ended September 30, 1998, compared to $3.9 million in the comparative period of 1997. Net repurchases of the Company's shares used cash of $4.7 million in the nine months ended September 30, 1998, compared to an issuance of shares providing cash of $4.0 million in the comparative period of 1997. During the nine months ended September 30, 1998, the Company used $0.4 million to pay cash dividends to common shareholders.

Investing Activities
--------------------

Investing activities provided cash of $4.6 million in the nine months ended September 30, 1998, primarily as a result of payments received on the Company's outstanding loans. Payments made with respect to the acquisition of MFC Securities and the Bank in 1997 used cash of $0.8 million in the current period of 1998. In the comparative period of 1997, the net purchase of subsidiaries provided cash of $41.8 million.

The Company anticipates that there will be further purchases of businesses or commitments to projects during the fourth quarter of 1998. To achieve its long-term goals of expanding its asset-base and earnings both with respect to client services and proprietary investments, the Company may require substantial capital resources. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against its assets and/or the sale of assets.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant         MFC BANCORP LTD.
            ------------------------------

By               /s/ Michael J. Smith
            ------------------------------
             MICHAEL J. SMITH, PRESIDENT

Date              November 27, 1998
            ------------------------------